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                                                                        Rule 425
                                                     Filer:  Quokka Sports, Inc.
                                             Subject Company:  Total Sports Inc.
                                        Subject Company SEC File No.:  333-90905

CONTACT INFORMATION:
INVESTORS:
Kate Rajeck
Quokka Sports Inc.
415/908-3800
investor.relations@quokka.com

PRESS:
CARYN MAROONEY
OutCast Communications
415/392-8282
caryn@outcastcom.com



            QUOKKA SPORTS ANNOUNCES RECORD THIRD QUARTER 2000 RESULTS

          o Reports Record Quarter Revenues of $16.0 Million, up 433%
        o Reports Record Monthly Unique Visitors of 3.4 million, up 750%
 o Company Wins the Gold on all Major Metrics for the Sydney 2000 Olympic Games

SAN FRANCISCO, Calif., October 31, 2000 -- Quokka Sports, Inc. (NASDAQ: QKKA), a leading provider of sports entertainment for the digital world (TM), today announced record third quarter financial results for the three months ended September 30, 2000.

Revenues for the quarter ended September 30, 2000 were $16.0 million, up 433% from $3.0 million reported for the third quarter in 1999 and an increase of 27% over revenues of $12.6 million in the second quarter of 2000. Revenues for the September quarter exceeded the Company's revenues for all of fiscal year 1999. The net loss for the 2000 third quarter, excluding interest charges, depreciation, and amortization of intangibles was $19.8 million, or $(0.43) per share, compared to a net loss of $15.0 million or $(0.35) per share for the third quarter in 1999. Including one time interest charges, depreciation and amortization of intangibles, net loss for the quarter ended September 30, 2000 was $55.7 million or a loss of $(1.21) per share.

Major audience metrics for the Quokka Sports Network experienced strong sequential growth over the prior quarter. Average unique visitors per month in the third quarter of 2000 were 3.4 million, up 113% from 1.6 million average unique visitors per month in the second quarter of 2000 and up 750% from the third quarter of 1999, according to company estimates. The total connected time per unique visitor per month reached 44 minutes for the September quarter, which would maintain the Quokka Sports

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Network in the top tier of sticky networks on the Internet. Total connected time for the Quokka Sports Network in the September quarter was 7.4 million hours, up 155% from 2.9 million hours in the June 2000 quarter and up 517% over the third quarter of 1999. Revenue per connected hour was $2.16 and costs per connected hour were $2.80 for the third quarter of 2000. The revenue and costs per connected hour reflect the tremendous growth in audience reach due to Olympic traffic and the extended connected time per visitor during the quarter.

"Third Quarter was a true milestone in the history of Quokka Sports. The largest event in the company's history, our production of the Sydney Olympic Games, exceeded all of our expectations for success. Operationally, this quarter was terrific as we achieved record revenue from sponsors as we expand our sports entertainment coverage and effectively managed expenses," said Alvaro Saralegui, Quokka Sports' President and CEO.

Saralegui continued, "This year we have done a terrific job executing on our business model and as we move towards the end of the year, we are focused on completing the next step in our network expansion- extending further into mainstream sports with our acquisition of Total Sports. With our accomplishments this year we are well positioned to achieve our goals for 2001. Our leadership in digital entertainment gives us great confidence in our business model as we continue to grow the market for digital sports entertainment."

SEQUENTIAL REVENUE GROWTH ACHIEVED THROUGH RECORD REVENUES

During the third quarter, sponsorship and advertising accounted for the majority of the quarter's revenue growth as the Company's sponsorship base grew from 18 to 24 sponsors. The majority of the quarter's revenues were from Sydney Olympic gold medal sponsors and included General Electric, General Motors, Axient, Ameritrade, e-Synch, Anheuser-Bush, IBM and Visa International. Revenues were recognized from global content distribution agreements with Excite@Home, Intel, Terra Networks and Microsoft. Consumer revenues were generated through sales of specialty merchandise and auctions. Combined, content syndication and consumer revenues contributed 21% of the September quarter's revenues.

SYDNEY 2000 OLYMPIC GAMES AND NBCOLYMPICS.COM

In September, Quokka Sports, as part of its joint venture with NBC, produced the online Internet coverage for NBC's "Complete Olympics." NBCOlympics.com enhanced and expanded NBC's network and cable coverage of the Sydney Games through digital coverage that included premium content, broadband experiences, chats with athletes, analysis and live event coverage through it's Action Tracker product. Unlike any other Olympic Internet destination, NBCOlympics.com attracted

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5.6 million unique visitors and the average connected time per visitor was 50 minutes during the Games, according to company estimates.

"NBCOlympics.com delivered the most compelling and exciting online Olympic coverage seen by the U.S. audience. The success of our traffic and visit lengths per visitor allowed us to deliver over one billion impressions for our gold medal sponsors. In addition, the site achieved the highest recognition from leading sports and Internet companies evaluating online Olympic coverage. With Salt Lake 2002 only 16 months away, we are looking forward to capitalizing on our success as we begin production of the winter Olympic experience," said Tom Newell, general manager of NBC/Quokka Ventures.

ACQUISITION STRATEGY CONTINUES WITH GOLF.COM AND TOTAL SPORTS

This year, Quokka Sports has strategically expanded the Quokka Sports Network through acquisitions of leading sports media companies. In early October, the Company completed its acquisition of 71% of golf.com, a privately-held golf media property. NBC retains the other 29% interest in that partnership. In July, the Company announced its plans to acquire Total Sports, a privately held mainstream U.S. sports media company and expects that transaction to close in November. In March, the Company acquired MountainZone, a leading mountain sports Internet property and completed the integration of that business in the September quarter. Through these acquisitions, the Company expects to expand its network audience reach, attract new sponsors, and improve production and technology efficiencies.

$77.4 MILLION PRIVATE PLACEMENT RAISED TO FUND THE COMPANY'S OPERATIONS

In September, the Company completed a private placement of $77.4 million, before transaction fees and expenses, of 7% convertible subordinated promissory notes and warrants. The Company expects to use the capital raised from the private placement for working capital, debt refinancing and other general corporate purposes. GE Capital, a subsidiary of General Electric Company (NYSE: GE) led the round of financing of financial and strategic partners. At the end of September, the Company's cash and cash equivalents totaled $74.7 million.

MANAGEMENT CONFERENCE CALL AND OUTLOOK

In conjunction with this earnings release, Management's conference call will be webcast at 2:00 p.m. Pacific Standard Time on the investor relations page of the Company's web site, located at www.quokka.com. Management will discuss the results of the third quarter 2000 and outlook for fourth quarter 2000 and fiscal year 2001. As of October 31, 2000, the Company's outlook for the fourth quarter ending December 31, 2000 estimate revenues will be within a range of $11-12 million and a range of $.25-$.26 loss per share, excluding interest, taxation, depreciation and amortization and based on approximately 57.7 million shares estimated to be outstanding. For the fiscal year ending December 31, 2001, the Company estimates revenues will be in a range of $75-80 million and loss per share for the year will be in a range of $.30-$.38, excluding interest, taxaction depreciation and amortization, based on approximately 65.7 million shares estimated to be outstanding.

ABOUT QUOKKA SPORTS

Quokka Sports, a leading provider of sports entertainment for the digital world(TM), creates complete interactive sports experiences that fulfill the passions of sports enthusiasts worldwide. Quokka Sports

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(Quokka.com) leverages digital technology to offer rich, immersive presentations that include live event coverage, analysis, news and information, audio and text dispatches from athletes, games, community forums, and premium shopping. The Quokka Sports Network is comprised of several sport verticals that feature some of the world's premier sporting properties. These include Golf.com (Golf.com, PresidentsCup.com), year-round coverage of summer and winter Olympic sports (NBCOlympics.com, SaltLake2002.com), Sailing (QuokkaSailing.com,
AmericasCup.org, BTChallenge.com, VolvoOceanRace.org), Motor Racing (CART.com, MotoGP.com), and Action Sports (MountainZone.com coverage of skiing, climbing, hiking, snowboarding, adventure racing and mountain biking). Quokka Sports develops its content for a broad range of digital platforms from narrowband and broadband Internet to wireless and converged devices. Quokka Sports' innovative sports entertainment productions are enabled by Quokka Performance Team members Compaq Computer Corporation, Computer Associates International, Inc. and Intel Corporation. Quokka Sports has offices in San Francisco, London, New York and Seattle.

                                                                  ###


  "Quokka," "Quokka Sports" and "MountainZone" are registered trademarks, and "Quokka Sports Immersion," "Qnews," "What Happens Next," "Sports Entertainment
for the Digital World," "Wired Athlete," "Athlete's Voice" and the Quokka Logos
                     are trademarks of Quokka Sports, Inc.

Cautionary Statement Under The Private Securities Litigation Reform Act Of 1995:

Except for the historical information contained herein, this news release contains forward-looking statements that involve risks and uncertainties, including the Company's ability to meet expected financial results, improve profitability, complete the Total Sports transaction, achieve anticipated efficiencies, achieve its growth objectives, expand the Quokka Sports Network, attract and retain sponsors and advertisers, attract and retain an audience, and develop and launch programming and new products, as well as the other risks detailed from time to time in the Company's SEC filings, including its Report on Form 10-K for the year ended December 31, 1999, its Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 and filings related to pending and recently completed acquisition transactions. Actual results could differ materially from those discussed and reported results should not be considered as an indication of future performance. All forward-looking statements are based on information available to the Company on the date hereof, and the Company assumes no obligation to update such statements.

Investors are urged to read proxy statements and documents relevant to Quokka Sports' acquisition of Total Sports described in this announcement that are filed with or that will be filed with the U.S. Securities and Exchange Commission because they contain important information about that transaction. After they are filed, you can obtain the relevant documents that are filed with the Securities and Exchange Commission for free on the Securities and Exchange Commission's web site at http://www.sec.gov. If you write Quokka Sports at 525 Brannan Street, Ground Floor, San Francisco, CA 94107, Attention: Investor Relations, or call the Company at (415) 908-3800, Quokka Sports will send you for free the final joint proxy statement/prospectus that the Company filed in connection with obtaining their stockholder approval of the Total Sports transaction and in connection with the registration of the shares to be issued in the Total Sports acquisition.

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                      QUOKKA SPORTS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                 (in thousands)

                                                             September 30,          December 31,
                                                                 2000                   1999
ASSETS                                                       -------------          -------------
                                                              (unaudited)             (audited)

Current assets:

   Cash and cash equivalents                                  $  3,732               $  3,855
   Investments in marketable securities                         70,918                 64,902
   Accounts receivable, net                                     10,448                  6,067
   Inventory, net                                                  287                      -
   Acquired programming and distribution rights                  9,338                 12,042
   Prepaid and other expenses                                    1,506                  1,823
                                                              --------               --------
      Total current assets                                      96,229                 88,689

Property and equipment, net                                     19,480                 10,551
Other assets                                                       643                    640
Debt issuance costs                                              5,157                      -
Goodwill & other intangibles                                    27,338                      -
      Total assets                                            $148,848               $ 99,880
                                                              ========               ========
Liabilities and stockholders' equity

Current liabilities:
   Accounts payable                                             $5,343                 $2,427
   Accrued expenses                                             13,605                  3,797
   Current portion of long-term debt and
     capitalized lease obligations                               6,619                  6,041
   Deferred revenues                                             4,461                  3,864
                                                              --------               --------
      Total current liabilities                                 30,027                 16,129

Long current term debt and capitalized lease
     obligations, net of  current portion                       76,751                 11,493


Redeemable Warrants                                              8,225                      -


Stockholders' equity
Preferred stock                                                      -                      -
Common stock, voting and non-voting                                  5                      4
Additional paid-in capital                                     193,451                137,460
Warrants and other                                               8,885                  7,831
Treasury stock, at cost                                           (107)                  (107)
Accumulated deficit                                           (168,390)               (72,930)
                                                              --------               --------
      Total stockholders' equity                                33,844                 72,258
                                                              --------               --------
         Total liabilities and stockholders' equity           $148,848               $ 99,880
                                                              ========               ========

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                      QUOKKA SPORTS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                           (in thousands, except EPS)


                                                           Three Months Ended    Nine Months Ended
                                                             September 30,          December 31,
                                                           -------------------   ------------------
                                                            2000       1999       2000       1999
Revenues                                                    $16,009    $ 2,961    $38,105   $ 6,410
                                                           ----------------------------------------
Cost of revenues
  Production and other costs                                 19,195      6,926     36,472    13,269
  Amortization of programming and distribution rights         1,515        226      5,134     1,863
                                                           ----------------------------------------
    Total cost of revenues                                   20,710      7,152     41,606    15,132
                                                           ----------------------------------------
      Gross profit/(loss)                                    (4,701)    (4,191)    (3,501)   (8,722)

Operating expenses
  Research and engineering                                    5,103      2,596     16,528     9,249
  Sales and marketing                                         6,642      4,858     22,284    13,919
  General and administrative                                  4,040      3,581     11,320     7,978
  Restructuring costs                                             -          -        587         -
  Depreciation                                                2,267      1,605      5,693     2,755
  Amortization of intangibles                                 4,754          -      9,001         -
                                                          -----------------------------------------
    Total operating expenses                                 22,806     12,640     65,413    33,901
                                                          -----------------------------------------
      Loss from operations                                  (27,507)   (16,831)   (68,914)  (42,623)

Losses of associated venture                                      -        372          -     1,439
Minority interest in net loss of consolidated
 subsidiary                                                    (645)      (645)    (1,936)   (1,291)
Interest income/(expense), net                              (28,834)       745    (28,482)      957
                                                          ------------------------------------------
      Net loss                                            $ (55,696)  $(15,813)  $(95,460) $(41,814)
                                                          ==========================================

Net loss per share:
  Basic and diluted                                       $   (1.21)      (.37)   $ (2.10)    (1.11)
Weighted average shares outstanding -- basic
 and diluted                                                 46,131     42,545     45,449    37,597
                                                          ==========================================
